Christopher J. Mugel (804) 771.5787 cjmugel@kaufcan.com	Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com

August 13, 2010

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tibet Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed July 19, 2010

File No. 333-166854

Dear Mr. Riedler:

On behalf of Tibet Pharmaceuticals, Inc. (“TBET”) and in response to the comments set forth in your letter dated August 10, 2010, we are writing to supply additional information and to indicate the changes that we have made in the enclosed Amendment No. 2 to the captioned Registration Statement. Factual information provided herein has been provided to us by Tibet Pharmaceuticals, Inc. (“TBET”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment with the hard copy of this response for your review.

Amendment No. 1 on Form S-1/A

General

1.	We note that you have changed your name from Shangri-La Tibetan Pharmaceuticals, Inc. to Tibet Pharmaceuticals, Inc. However, EDGAR does not reflect your new company information. Please update your company information on EDGAR. Please refer to Section 5.4 of the EDGAR Filer Manual (Volume 1).

We acknowledge Comment No. 1. TBET has requested that its financial printer make the name change of record with the SEC.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

August 13, 2010

2.	We note your response to Comment 4. Please revise your filing in the instances when you use “our” or “we” in the Prospectus Summary, Risk Factors section, MD&A section, and Business section to clearly identify YSTP as the party referenced. Please note the following list of examples, which is not intended to be exhaustive:

•

Please revise the statement on page 1, “Our principal commercialized product is our 25 Ingredients Mandrake Pill.” to read “YSTP’s principal commercialized product is its 25 Ingredients Mandrake Pill.”

•

Please revise the risk factor heading on page 12, “Our ability to develop new Tibetan pharmaceutical products is uncertain” to read “YSTP’s ability to develop new Tibetan pharmaceutical products is uncertain.” Please similarly revise the risk factor’s accompanying text.

•	Please revise the statement on page 51, “We generate revenue mainly from the sales of our products” to read “We generate revenue mainly from the sales of MP’s products.”

•	Please revise the statement on page 62, “YSTP sells our products principally to distributors in China” to read “YSTP sells its products principally to distributors in China . , .”

•

Please revise the statement on page 71, “Our objectives are to maintain and strengthen the market leadership of our products . . . and to increase the sales of our other products” to read “Our objectives are to maintain and strengthen the market leadership of YSTP’s products , and to increase the sales of YSTP’s other products.”

•	Please revise the statement on page 76, “Our average pill production time is 11 days” to read “YSTP’s average pill production time is 11 days.”

We acknowledge Comment No. 2. TBET has revised the registration statement to identify YSTP in appropriate locations throughout the document.

Conventions that Apply to This Prospectus

3.	Please refer to your response to Comment 4, in which you indicate that the registration statement refers to “we” and “our company” when such terms apply to the overall business group, including YSTP. We continue to believe that it is inappropriate for the terms “we,” “us,” “our company” and “our” to be used to refer to YSTP, as you have no equity interest in YSTP but control it through your subsidiary’s contractual arrangements with the operating company. In addition, you note on page 5 that YSTP maintains a separate corporate identity. Please revise your disclosure to remove the reference to “YSTP” in the last bullet point.

We acknowledge Comment No. 3. TBET has revised the registration statement as requested.

Prospectus Summary

4.	Please revise your disclosure to identify a source for the statement on page 2, “[t]he total TCM market in China will rise to about RMB 188.5 billion in 2015.”

We acknowledge Comment No. 4. TBET has revised the registration statement to identify the source as a recent study by Helmut Kaiser Consultancy released in July 2009.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

August 13, 2010

Summary Financial Information, page 9

5.	You references pro forma earnings per share information in footnote two to the table but the table does not appear to include pro forma earnings per share information. Please explain to us why it is appropriate to report pro forma earnings per share for a transaction that is not certain of happening in the future and results in an increase in earnings per share due to the possible redemption of shares in escrow. Accordingly, please remove this footnote or revise your disclosure to justify its presentation.

We acknowledge Comment No. 5. TBET has deleted the referenced footnote.

6.	Please revise your table so that the information presented agrees with the information in your basic financial statements. It appears that the following items do not agree:

•	Total sales for 2009

•	Net Income attributable to TBET for 2009 and 2008

•	Basic and diluted earnings per share for 2008

We acknowledge Comment No. 6. TBET has revised the registration statement as requested to ensure that the referenced items agree to the financial statements.

Risk Factors

7.	We note your response to Comment 16 and reissue the comment in part. Please include a risk factor that discusses the risk to the investor resulting from the terminable nature of the agreements with WFOE and YSTP. Additionally, we note your statement that neither TBET nor YSTP has affiliates. However, on page 5 you disclose that the majority of YSTP shareholders also hold the majority of WFOE and TBET shares. Please revise this section to discuss the extent to which affiliates of the registrant are also affiliates of the various other related entities, including the operating entity. It appears that there is a risk that affiliates standing on both sides of the transaction would find it easy to terminate the agreement and that unaffiliated investors would have little or no recourse since all the operating entity’s assets are located in China.

We acknowledge Comment No. 7. TBET has added the requested risk factor following the risk factor “Our ability to manage and operate YSTP under the Control Agreements may not be as effective as direct ownership,” on page 20.

“Our ability to manage and operate YSTP under the Control Agreements may not be as effective as direct ownership,” page 20

8.	It appears that this risk factor discusses a risk similar to the risk disclosed in the risk factor entitled, “WFOE’s contractual arrangements with YSTP may not be as effective in providing control over YSTP as direct ownership,” on page 22. Please revise your disclosure to combine these two discussions.

We acknowledge Comment No. 8. TBET has revised the registration statement as requested.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

August 13, 2010

“WFOE’s contractual arrangements with YSTP may not be as effective in providing control over YSTP as direct ownership,” page 22

9.	Please expand the discussion in this risk factor to disclose the potential conflicting fiduciary duties, since affiliates of the registrant are also affiliates of the related entities, including the operating entity.

We acknowledge Comment No. 9. TBET has revised the registration statement as requested.

“The shareholders of YSTP and their proxy have potential conflicts of interest with us, which may adversely affect our business.” Page 22

10.	Please disclose the number of shares and percentage ownership Mr. Tiangui Li has in TBET, WFOE and YSTP.

We acknowledge Comment No. 10. TBET has revised the registration statement as requested.

“Fluctuation in the value of the Renminbi may have a material adverse effect on your investment,” page 30

11.	We note your response to Comment 29 and reissue the comment. Please expand this risk factor to disclose the exchange rate as of the latest practicable date. It is not sufficient to include this information in a separate section of your registration statement. Please further revise to quantify how a decline and increase in the Renminbi versus the U.S. dollar would affect both your financial condition and results of operations.

We acknowledge Comment No. 11. TBET has revised the registration statement as requested.

Our Business, page 41

Contractual Arrangements with YSTP and Its Shareholders, page 42

12.	We note your response to Comment 37 and reissue the comment. You disclose on page 43 that the entrusted management fee will be equal to YSTP’s estimated earnings.” It appears that WFOE will receive a fee that is equal to YSTP’s estimated earnings, as opposed to YSTP’s actual earnings. Therefore, if YSTP performs better than estimated, WFOE’s fee will not increase, but it must still bear all of the losses of YSTP. If this is accurate, please include a risk factor disclosing that WFOE receives all the risks of ownership of YSTP, but that it does not receive all the rewards as the management fee it receives is capped based on estimated earnings, not actual earnings.

The intention of the entrusted management agreement is that the ultimate payment received will be equal to the actual earnings of YSTP. Estimated earnings are paid on an interim basis because actual earnings are not then known. As the actual earnings are not determined until after the completion of the annual audit and as the parties have intended that regular payments be authorized prior to completion of this audit, the agreement was drafted with language regarding the estimated earnings. TBET has clarified that, upon completion of the annual audit, a payment will be made to cause the management fee to be equal to YSTP’s actual earnings. Accordingly, TBET has not added the requested risk factor.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

August 13, 2010

Capitalization, page 46

Dilution rep 47

13.	Please revise your capitalization and dilution disclosures to the most recent interim date.

We acknowledge Comment No. 13. TBET has revised the registration statement as requested.

OTC Tibetan Medicines, page 69

14.	We note your response to Comment 46 and reissue the comment in part. Please expand your disclosure to identify a source for the statement, “[t]he OTC pharmaceutical market is expected to increase at a rate of about 15% per year in the future.”

We acknowledge Comment No. 14. TBET has revised the registration statement to identify the source as “China’s Pharmaceutical Market Growing 15% Annually” (Medical News Today, Nov. 04, 2004, at www.medicalnewstoday.com).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development, page 75

15.	We note your revised disclosure in response to prior comment 48. Please further revise your disclosure to include the total amount of research and development expenses in U.S. Dollars for each period presented and the amount of research and development costs incurred during each period presented for each significant project.

We acknowledge Comment No. 15. TBET has revised the registration statement to disclose the total amount of research and development expenses for each period and the amount of research and development costs incurred during each period for each significant project, all in U.S. dollars.

Management

Board of Directors. page 89

16.	We note your response to Comment 55 and reissue the comment in part. We note that different individuals serve in the positions of CEO and Chairman. Please expand your disclosure to describe why you have determined that this particular leadership structure is appropriate, given the specific characteristics or circumstances of your company. Please refer to Item 407(h) of Regulation S-K.

In response to Comment No. 16, TBET appointed different individuals in the positions of CEO and Chairman in the best interest of the company. Mr. Hong Yu, as the founder of the company, possesses the vision of the overall development of the industry within China and is therefore the ideal candidate to serve as the Chairman of the board of directors. On the other hand, Mr. Taylor Z. Guo, having been trained in an MBA program in the U.S., is well equipped to execute and implement company decisions on a daily basis, particularly after the offering when the company will be expected to operate, from an investor perspective, in a far more international business context.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

August 13, 2010

Related Party Transactions, page 92

17.	We note your response to Comment 56 and reissue the comment. You state in your response letter that none of these control agreements involve an amount in excess of $120,000. However, we note that sales of YSTP’s Gentiana and Mandrake products together accounted for 70% of your sales revenue in 2009, and that your sales revenue exceeded $7 million that fiscal year. The contractual arrangements entered into between WFOE and YSTP cause you to absorb 100% of YSTP’s gain. Accordingly, it appears that the revenue derived from these contractual arrangements exceeds $120,000, Please expand your disclosure of the “contractual arrangements” on page 92 to include all information required by Item 404 of Regulation S-K.

We acknowledge Comment No. 17. The Control Agreements on their face do not involve any particular amounts. Whether the Control Agreements prove to involve amounts of over $120,000 depends on the financial performance of the company. To address the Commission’s concern, however, our Amendment No. 2 expands upon our existing description of the Control Agreements in the Related-Party Transaction Section.

Consolidated Financial Statements

18.	You conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and how you and your auditors assess your internal controls, we ask that you provide us with information that will help us answer the following questions:

•	How do you evaluate and assess internal controls?

Please describe the process you and your auditors used to determine whether your internal controls consider the financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your and your auditors’ evaluation of your internal controls.

We have one legal entity in our operations. As of now, we have different accounting staff who play different roles to prepare accounts payable, accounts receivable, costing and general ledger entries/ledgers, while the senior accountant is acting as the internal auditor to review and approve those entries/ledgers to mitigate financial reporting risks and make sure the internal control in place. We employ the same approach for the US GAAP reporting adjustment entries and financial statements. We are constantly striving to improve our internal control system. Specifically, during financial reporting cycles, we expect to continue to improve our internal controls for budgeting, forecasting, monthly closing and financial statements preparation. In the future, as the Company grows, we may hire a full-time employee to fill out the internal auditor position.

Our auditors obtained an understanding of the design of the Company’s specific controls related to each of the five components of internal control over financial reporting (including controls related to the prevention or detection of fraud) and then reviewed the vouchers, ledgers, consolidation work papers and all the internal control required signatures for preparing, reviewing and approving, and also, took samples as the part of audit working papers.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

August 13, 2010

•	How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with US GAAP.

If you do not maintain your books and records in accordance with US GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to US GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

To comply with China legal requirements, we prepare the underlying ledgers and journal entries in conformity with accounting principles generally accepted in the People’s Republic of China (the “PRC GAAP”), while we maintain a reporting systems to produce the financial reports in accordance with US GAAP. If there are any GAAP difference, we will make all necessary and appropriate adjustments to reconcile those items in preparing US GAAP financial reporting to conform with US GAAP.

•	Who is involved in your financial reporting?

We would like to understand more about the background of the people, who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal controls and their knowledge of US GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to US GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and

•

about his or her professional experience, including experience in preparing and or auditing financial statements prepared in accordance with US GAAP and evaluating effectiveness of internal control over financial reporting,

•	If you retain an accounting firm or an organization to prepare your financial statements tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal controls;

•	how many hours they spent last year performing these services for you; and

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

August 13, 2010

•	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal controls.

We employed a senior accountant to prepare financial statements and evaluate the effectiveness of our internal control. This person is a professional accountant with an accounting bachelor’s degree and is a Certified Public Accountant of China. He has 6 years US GAAP reporting and SOX experience in multinational corporate environments and has acted as an US GAAP reporting role in the past. We signed three years employment contract with him starting from 2009. He is the person to supervise and evaluate our internal control procedures. We do not retain individuals who are not our employees to prepare our financial statements or evaluate our internal controls.

•	Do you have an audit committee financial expert?

We note that you identify Mr. Solomon Chen as your audit committee financial expert, please describe his qualifications, including the extent of his knowledge of US GAAP and internal controls.

Mr. Solomon Chen is a Certified Public Accountant (China) and a Certified Tax Accountant (China). Mr. Chen has 11 years auditing and accounting experience including 5 years working experience specifically in US Accounting and Auditing Standards and SEC Regulations. He has experience in filings with the U.S. Securities and Exchange Commission and successfully assisted some china companies with registration statements for US Securities Offerings.

Note 1. Organization, page F-6

19.	We note your response to prior comment 66, Please tell us whether any individual maintains 50% or more voting ownership of each entity, whether any immediate family members hold more than 50 percent of the voting ownership interest of each entity, or if a group of shareholders holds more than 50 percent of the voting ownership interest of each entity for which contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

No one individual owns, directly or beneficially, 50% or more of the issued and outstanding shares of TBET; there are no immediate family members who own shares in TBET that together hold, directly or beneficially, 50% or more of the share of TBET; and there are no agreements or arrangements in place that gives any individual or any group of individuals the right to vote a majority of TBET’s shares. TBET owns 100% of the shares of CTP. CTP owns 100% of the shares of WFOE. Mr. Hong Yu holds the right to vote more than 50% of the issued and outstanding shares of YSTP. By reason of the Shareholder’s Voting Proxy Agreement described above, however, WFOE’s designee has the contractual right to vote 100% of the shares of YSTP. Specifically, in the Shareholder’s Voting Proxy Agreement, shareholders of YSTP, including Mr. Yu, granted to WFOE, through its designee, the exclusive and

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

August 13, 2010

irrevocable right to vote their shares in YSTP. WFOE has named Mr. Tiangui Li as the designee authorized to exercise the shareholders’ voting rights. Mr. Li holds a 100% equity interest in LEMANY Invest. Corp., a BVI Corporation, which in turn owns 4.78% of TBET’s shares. Neither Mr. Li nor LEMANY Invest. Corp. is a shareholder of YSTP.

Consolidated Balance Sheets. page F-23

20.	Since your initial filing, you reclassified your caption “Due from shareholder” from an asset to contra equity, Please explain to us why you reclassified this item. In addition, please explain to us why you classify the cash flows associated with this item as operating activities.

We reclassified the account “due from shareholder” from asset to contra equity, to comply with SEC Staff Accounting Bulletin: topic 4G (Equity Accounts:), which states:

4G. Notes And Other Receivables From Affiliates

Facts: The balance sheet of a corporate general partner is often presented in a registration statement. Frequently, the balance sheet of the general partner discloses that it holds notes or other receivables from a parent or another affiliate. Often the notes or other receivables were created in order to meet the “substantial assets” test which the Internal Revenue Service utilizes in applying its “Safe Harbor” doctrine in the classification of organizations for income tax purposes.

Question: How should such notes and other receivables be reported in the balance sheet of the general partner?

Interpretive Response: While these notes and other receivables evidencing a promise to contribute capital are often legally enforceable, they seldom are actually paid. In substance, these receivables are equivalent to unpaid subscriptions receivable for capital shares which Rule 5-02.30 of Regulation S-X requires to be deducted from the dollar amount of capital shares subscribed.

The balance sheet display of these or similar items is not determined by the quality or actual value of the receivable or other asset “contributed” to the capital of the affiliated general partner, but rather by the relationship of the parties and the control inherent in that relationship. Accordingly, in these situations, the receivable must be treated as a deduction from stockholders’ equity in the balance sheet of the corporate general partner.

To address the second part of the comment 20, we have reclassified the cash flows associated with change in “due from shareholder” as part of financing activities on the cash flow statements in the most updated financial statements attached.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

August 13, 2010

Note 2. Summary of Significant Accounting Policies

Income Tax, page F-34

21.	We note your response to prior comment 72. Please revise your filing to disclose that there are no differences between your book and tax base and therefore, there are no deferred tax asses or deferred tax liabilities.

We have revised the footenote 2 of financial statements to disclose that “There are no differences between the Company’s tax bases of assets and liabilities and their financial reporting amounts, and therefore, there are no deferred tax assets or deferred tax liabilities.”

Item 15. Recent Sales of Unregistered Securities

22.	We note your response to Comment 62 and reissue the comment in part. In this section, please expand your disclosure to describe the private placement transaction in which Mr. Guo received 150,000 shares of common stock in December 2009. Please refer to Item 701 of Regulation S-K.

We acknowledge Comment No. 22. TBET has revised the registration statement as requested.

In December 31, 2009, the Company issued 150,000 shares company stock to Mr. Guo as stock compensation, sold at par value $0.001 per share, for a total consideration of $150. This non-cash stock compensation was for Mr. Guo’s services rendered in 2009 in the form of a non-plan stock award of 150,000 shares of TBET, of which the compensation value has been valued by the company at $157,500. This valuation was based on the total shareholders’ equity as of December 31, 2009 divided by the number of shares outstanding immediately before the issuance of shares to Mr. Guo, yielding a per share price of $1.05. There’s no underwriter in this deal and there’re no other purchasers.

The issuances of common shares to Mr. Guo were deemed to be exempt under the Securities Act of 1933 by virtue of Section 4(2) thereof as transactions not involving any public offering. In addition, the issuance of shares to our CEO was deemed not to fall within Section 5 under the Securities Act and to be further exempt under Rule 901 and 903(b)(1) of Regulation S by virtue of being issuances of securities by non-U.S. companies to non-U.S. citizens or residents, conducted outside the United States and not using any element of interstate commerce.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

August 13, 2010

Exhibit 99.1 Form of Opinion of DeHeng Law Offices, Chinese Counsel

23.	Please revise your legal opinion to also specifically state that the contractual agreements between YSTP and WFOE are valid, binding and enforceable under Chinese laws and regulations.

We acknowledge Comment No. 23. The form of opinion of DeHeng Law Offices has been revised to state that the contractual agreements between YSTP and WFOE are valid, binding and enforceable under Chinese laws and regulations.

TBET is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and Amendment No.2 to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Christopher J. Mugel
Christopher J. Mugel